UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 11, 2026

VIA EMAIL

kate.santoro@virtus.com

Kathryn L. Santoro
Virtus Investment Partners, Inc.
One Financial Plaza
Hartford, Connecticut 06103-2608

Re: Virtus Diversified Income & Convertible Fund; File No. 811-23039

Dear Mrs. Santoro:

By Form APP-WD filed with the Securities and Exchange Commission on December 18, 2025, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Kaitlin Bottock

Kaitlin Bottock
Assistant Director
Chief Counsel's Office

cc: Mark Perlow, Esq. and David C. Mahaffey, Esq.
Adam Large, Senior Special Counsel, Chief Counsel's Office and Rachel Loko, Senior Special Counsel, Chief Counsel's Office